Filed Pursuant to Rule 253(g)(2)
File No. 024-12141

RISE COMPANIES CORP.

SUPPLEMENT NO. 2 DATED APRIL 13, 2023
TO THE OFFERING CIRCULAR DATED FEBRUARY 13, 2023

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated February 13, 2023 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 14, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Due to a clerical error, we are filing this Offering Circular supplement to amend and restate the information in the section titled “Other 2023 Metrics” included in Rise Companies Corp.’s (the “Company”) Supplement No. 1, dated on April 5, 2023.

Other 2023 Metrics

As of March 31, 2023, the Company announces the following additional metrics:

●	The Company has approximately 387,000 active investor accounts on the Fundrise Platform.
●	The Company has approximately $3.2 billion in equity assets under management in the Sponsored Programs.
●	Investor accounts on the Fundrise Platform total approximately $311 million in net dividends earned from the Sponsored Programs.
●	The Company has approximately 1.9 million active users on the Fundrise Platform.